Exhibit 99.1

Alvotech publishes prospectus related to the admission to trading and listing on Nasdaq Iceland Main Market

December 6, 2022

Reference is made to the announcement issued on December 2, 2022 confirming that Nasdaq Iceland has approved Alvotech S.A’s (“Alvotech”) request for admission to trading of its shares on the Nasdaq Iceland Main Market (“Main Market”), pending passporting of the prospectus to Iceland.

The prospectus has now been approved by the Commission de Surveillance du Secteur Financier, 283 route d‘Arion-L2991 Luxembourg (“CSSF”) and passported to Iceland. It is accessible on Alvotech‘s website at https://investors.alvotech.com/prospectus.

Nasdaq Iceland will announce the first day of trading with at least one day advance notice.

Landsbankinn Corporate Banking provided process oversight for the transfer of the listing of Alvotech‘s shares to the Main Market and admission to trading.

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com